**GRUPO CARSO, S.A. DE C.V.**



January 28th., 2002





**Securities and Exchange Comission**
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Attached, please find the relevant event of Grupo Carso, S.A. de C.V., related to the Association Agreement subscribed between Grupo Carso, S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V. and Grupo México, S.A. de C.V., for their railroad transportation subsidiaries.

This information was also sent to the Bolsa Mexicana de Valores, S.A. de C. V. (BMV), in agreement with Mexican legislation.

Sincerely,

C.P. Quintín Humberto Botas Hernández
Attorney in Fact

Lic. Alejandro Archundia Becerra
Attorney in Fact



dlw 1/31

**GRUPO CARSO, S.A DE C.V., GRUPO FINANCIERO INBURSA, S.A. DE C.V. AND GRUPO MEXICO, S.A. DE C.V., SUBSCRIBED AN ASSOCIATION AGREEMENT FOR THEIR RAILROAD TRANSPORTATION SUBSIDIARIES.**

Grupo Carso, S.A. de C.V. through its subsidiary Empresas Frisco, S.A. de C.V. (Frisco), together with Grupo Financiero Inbursa, S.A. de C.V. through Sinca Inbursa, S.A. de C.V. and Grupo México, S.A. de C.V. through its subsidiary Infraestructura y Transportes México, S.A de C.V. (ITM), have signed an Association Agreement in which Frisco and Sinca Inbursa will transfer their stockholding position in Ferrosur, S.A. de C.V. (Ferrosur) to ITM, in exchange of 20% of the capital stock of ITM.

As a result of this association, ITM will consolidate Ferrosur (100%), which is the concessionaire that services certain Southeast routes, and Grupo Ferroviario Mexicano, S.A de C.V. (74%) which is the holding company of Ferrocarril Mexicano, S.A. de C.V. (Ferromex), the concessionaire of the Pacific-North, *Nacozari and Ojinaga Topolobampo* routes.

The association will imply synergies and further efficiencies benefit that will railroad users, by providing them access to the operation of both, Ferromex and Ferrosur, under a sole administration and by offering them services through continuous and direct routes that communicate four ports of the Pacific Coast with four ports of the Gulf Coast, and these with five cities along the USA- Mexico Border, apart from integrating the *Mexico-Guadalajara- Monterrey* industrial triangle with the *Bajio* region, and the Southeast industrial corridor, *Coatzacoalcos-Veracruz*.

In addition, the association will make it easier to extend the railroad infrastructure, the multimodal services, and the port and intermodal operation.

The signing of the definitive contracts and related documents required to implement the association are subject to the corresponding governmental authorizations and approvals.